UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 107
(CUSIP Number)

7582 Las Vegas Boulevard South #247 Las Vegas, NV 89123
(702) 664-1246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Darren Vladimir Katic I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Canada (Dual Citizenship)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1107% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 11,961,983 shares outstanding as of October 25, 2013, as reported by Sara Creek Gold Corp., a Nevada Corporation (the “Issuer”), in its Quarterly Report on form 10-Q for the quarter ended May 31, 2013 and the Disclosure Schedules to that certain Agreement and Plan of Reorganization, dated September 18, 2013 (the “Plan of Reorganization”), between SCNRG, LLC, a California limited liability company (“SCNRG”), Darren Katic (“Katic”), Gerald Tywoniuk, Manhattan Holdings LLC, a Delaware limited liability company, and Issuer, together with the 14,000,000 shares to be added in connection with the transaction which brings about the filing of this Schedule 13D.

CUSIP No. 80310R 107	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.001 par value per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7582 Las Vegas Boulevard South #247, Las Vegas, Nevada 89123.

Item 2.	Identity and Background

This Statement is filed on behalf of Katic. The business address for Katic is 648 1st Street, Hermosa Beach, California 90254.  .

Katic is the manager of Hawker Energy, LLC, a California limited liability company (“Hawker”). The principal place of business and principal office of Hawker is located at 326 S. Pacific Coast Highway, Redondo Beach, California 90277.

Katic has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Katic has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Katic is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer were acquired by Katic on October 25, 2013 in consideration for the sale of all of Katic’s membership interest in and to SCNRG to Issuer, pursuant to the terms of the Plan of Reorganization.

Item 4.	Purpose of Transaction.

Katic acquired beneficial ownership of the shares of Common Stock for investment purposes. Katic from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Katic will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

(a)
Under the terms of that certain Option Agreement (“Option Agreement”) dated October 15, 2013, by and among Issuer, Katic, and Charles Moore (“Moore”), Issuer holds an option to acquire the membership interests of Hawker from Katic in exchange for up to 9,500,000 additional shares of Issuer Common Stock (the “Hawker Option”).  The Hawker Option shares are in addition to and separate from the 6,000,000 shares of Issuer Common Stock acquired by Katic that are accounted for in this Schedule 13D.

CUSIP No. 80310R 107	SCHEDULE 13D

(b)	Not Applicable

(c)	Not Applicable

(d)	Katic was appointed as a director of Issuer upon the closing of the Transaction. In addition, Katic has the right to appoint another director and a chief financial officer.

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

(i)	Not Applicable

(j)	Not Applicable

Katic reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) As of October 25, 2013, Katic was the beneficial owner of 6,000,000 shares of Common Stock, which represents approximately 23.1107% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 25,961,983 shares of outstanding Common Stock as of October 25, 2013, as reported in the Issuer’s Quarterly Report on form 10-Q for the quarter ended May 31, 2013, along with the Disclosure Schedules to the Plan of Reorganization.

See above, the Hawker Option held by Issuer.  As of the date hereof, Katic has no other ownership or interest in Issuer other than through the shares of Common Stock acquired in connection with the Transaction.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power

Darren Vladimir Katic	0	6,000,000	0	6,000,000

(c)           Not applicable.

 (d)         See above, the Hawker Option held by Issuer, entered into on October 15, 2013.  As of the date hereof, Katic has no other ownership or interest in Issuer other than through the shares of Common Stock acquired in connection with the Transaction.

(e)           Not applicable.

CUSIP No. 80310R 107	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Katic is a party to the Hawker Option, pursuant to which Issuer has the option to acquire all of Katic’s interest in Hawker.  In exchange for Katic’s interest, Katic may acquire up to 9,500,000 shares of the Issuer Common Stock.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

N/A

CUSIP No. 80310R 107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013	/s/ Darren Vladimir Katic
Darren Vladimir Katic, an individual